Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2017. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2017
(£m)
Capitalisation
Equity
Shareholders’ equity	43,551
Other equity instruments	5,355
Non-controlling interests	237
Total equity	49,143

Indebtedness

Subordinated liabilities	17,922

Debt securities
Debt securities in issue	72,450
Liabilities held at fair value through profit or loss (debt securities)	7,812
Total debt securities	80,262

Total indebtedness	98,184

Total capitalisation and indebtedness	147,327

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2017, all indebtedness was unsecured except for £29.8 billion of securitisation notes and covered bonds and £2.4 billion of debt securities issued by the Group’s asset-backed conduits.

Except for the issue of US$1.5 billion of dated loan capital on 4 January 2018 and €750 million of dated loan capital on 28 February 2018 and the redemption, on maturity, of £150 million of dated loan capital on 16 February 2018, there have been no issuances or redemptions of subordinated liabilities since 31 December 2017.

There has been no material change in the information set forth in the table above since 31 December 2017.